FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 2/20/2018

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                           Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing fourth quarter 2017 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: February 20, 2018

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 8389

www.ternium.com

Ternium Announces Fourth Quarter and Full Year 2017 Results

Luxembourg, February 20, 2018 – Ternium S.A. (NYSE: TX) today announced its results for the fourth quarter and full year period ended December 31, 2017.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Full Year 2017 Results

	FY 2017	FY 2016

Steel Shipments (tons)	11,597,000	9,764,000	19%
Iron Ore Shipments (tons)	3,551,000	3,310,000	7%
Net Sales (USD million)	9,700.3	7,224.0	34%
Operating Income (USD million)	1,456.8	1,141.7	28%
EBITDA[1] (USD million)	1,931.1	1,548.6	25%
EBITDA Margin (% of net sales)	19.9%	21.4%
EBITDA per Ton[2] (USD)	166.5	158.6
Income Tax Expense (USD million)	(336.9)	(411.5)
Net Income (USD million)	1,022.9	706.9
Equity Holders' Net Income (USD million)	886.2	595.6
Earnings per ADS[3] (USD)	4.51	3.03

  EBITDA of USD1.9 billion in 2017, a 25% year-over-year increase reflecting higher shipments and EBITDA per ton.
  Earnings per American Depositary Share (ADS) of USD4.51 in 2017, a year-over-year increase of USD1.48 per ADS.
  Capital expenditures of USD409.4 million in 2017, down from USD435.5 million in 2016.
  Net cash use of USD1.6 billion in connection with the acquisition of CSA Siderúrgica do Atlântico (CSA) and related transactions.
  Consolidation of Ternium Brasil (formerly known as CSA) into Ternium’s financial statements, starting in September 2017.
  Net debt position of USD2.7 billion at the end of December 2017, up from USD0.9 billion at the end of December 2016 and equivalent to 1.4 times net debt to EBITDA.

1 EBITDA in 2017 equals operating income of USD1.5 billion adjusted to exclude depreciation and amortization of USD474.3 million.

2 Consolidated EBITDA divided by steel shipments.

3 American Depositary Share (ADS). Each represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Operating income in 2017 was USD1.5 billion, a USD315.1 million increase compared to operating income in 2016 due to higher steel segment operating income, with an increase in steel shipments partially offset by a decrease in steel operating margin, and higher mining segment operating income. Steel shipments were 1.8 million tons higher compared to the year 2016, reflecting a 1.4 million-ton increase in Other Markets, mainly as a result of the consolidation of Ternium Brasil’s shipments, a 235,000-ton increase in the Southern Region and a 218,000-ton increase in Mexico. Steel revenue per ton increased year-over-year in Mexico and the Southern Region, and it decreased in Other Markets, mainly due to the consolidation of Ternium Brasil slab sales. In addition, operating cost per ton4 increased as a result of higher raw material and purchased slab costs, partially offset by the consolidation of Ternium Brasil.

Net income in 2017 was USD1.0 billion, compared to net income of USD706.9 million in 2016. The USD316.0 million increase in the year-over-year comparison was mainly due to the above-mentioned higher operating income, a lower effective tax rate and higher results from the equity in earnings of Usiminas (not consolidated), partially offset by higher net financial expenses. The effective tax rate was affected by the non-cash effect on deferred taxes of the fluctuation of the Mexican peso against the US dollar, which appreciated 5% in 2017 and depreciated 17% in 2016. Higher net financial expenses included an USD85.8 million negative year-over-year difference in net foreign exchange results mainly related to the effect of the fluctuations of the Mexican peso and the Argentine peso against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries and a net short US dollar position in Ternium’s Argentine subsidiary.

4  Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

Summary of Fourth Quarter 2017 Results

	4Q 2017	3Q 2017[5]		4Q 2016

Steel Shipments (tons)	3,411,000	3,070,000	11%	2,378,000	43%
Iron Ore Shipments (tons)	875,000	938,000	-7%	855,000	2%
Net Sales (USD million)	2,767.5	2,535.0	9%	1,849.6	50%
Operating Income (USD million)	350.0	349.8	0%	246.7	42%
EBITDA[6] (USD million)	502.3	466.1	8%	350.6	43%
EBITDA Margin (% of net sales)	18.2%	18.4%		19.0%
EBITDA per Ton (USD)	147.3	151.8		147.4
Income Tax Expense (USD million)	(138.7)	(103.8)		(104.8)
Net Income (USD million)	198.0	232.7		144.8
Equity Holders' Net Income (USD million)	180.2	194.9		118.4
Earnings per ADS (USD)	0.92	0.99		0.60

  EBITDA of USD502.3 million in the fourth quarter 2017, 8% higher sequentially, with higher shipments and slightly lower EBITDA per ton.
  EBITDA in the fourth quarter 2017 included a USD42.7 million non-recurring gain related to a retroactive price adjustment on Ternium México’s electricity sales between December 2016 and October 2017.
  Earnings per ADS of USD0.92 in the fourth quarter 2017, a sequential decrease of USD0.07 per ADS.
  Capital expenditures of USD126.5 million in the fourth quarter 2017, compared to USD100.4 million in the third quarter 2017.
  Amendment of the slab supply agreement between Ternium and thyssenkrupp’s former Calvert re-rolling facility, extending the period of delivery of the remaining 3.5 million tons of slabs under the contract to 36 months, with new maturity in December 2020.

Ternium’s operating income in the fourth quarter 2017 was USD350.0 million, similar to operating income in the third quarter 2017 as higher steel shipments were offset by a lower steel segment’s operating margin. The company’s steel shipments were 341,000 tons higher sequentially as a result of a 372,000-ton increase in Other Markets, mainly due to the full quarter consolidation of Ternium Brasil’s shipments, partially offset by a 21,000-ton decrease in the Southern Region and 11,000-ton decrease in Mexico, mainly reflecting a seasonal slowdown of steel demand. The sequential decrease in the steel segment’s operating margin was mainly due to a USD30 decline in steel revenue per ton, partially offset by an USD8 decrease in the steel segment’s operating cost per ton and a USD42.7 million non-recurring gain related to sales of electricity in Mexico. The sequential decline in steel revenue per ton was principally related to lower prices in Mexico and the full-quarter consolidation of Ternium Brasil’s slabs sales in the fourth quarter 2017, partially offset by higher prices in the Southern Region. Steel operating cost per ton decreased due to the full-quarter consolidation of Ternium Brasil in the period and lower purchased slab costs, partially offset by higher raw material costs.

Compared to the fourth quarter 2016, the company’s operating income in the fourth quarter 2017 increased USD103.3 million, with higher steel shipments partially offset by lower steel operating margin. Shipments were 1.0 million tons higher compared to the fourth quarter 2016, mainly as a result of an 876,000-ton increase in Other Markets, mostly reflecting the consolidation of Ternium Brasil’s shipments, a 90,000-ton increase in Mexico, and a 68,000-ton increase in the Southern Region. Steel operating margin in the fourth quarter 2017 decreased year-over-year principally due to a  USD44 increase in steel operating cost per ton, partially offset by the afore-mentioned USD42.7 million non-recurring gain related to sales of electricity in Mexico. The increase in steel operating cost per ton was mainly due to higher raw material and purchased slab costs, partially offset by the consolidation of Ternium Brasil’s slabs sales in the fourth quarter 2017. Revenue per ton remained relatively stable as the consolidation of Ternium Brasil’s slabs sales were offset by higher realized prices in all of Ternium’s markets.

5  Results for the third quarter 2017 include a reclassification to reflect Ternium México’s electricity sales in the steel segment’s net sales line under “other products”. Such sales were previously reflected, net of costs, in the steel segment’s cost of sales line.

6 EBITDA in the fourth quarter 2017 equals operating income of USD350.0 million adjusted to exclude depreciation and amortization of USD152.4 million.

The company’s net income in the fourth quarter 2017 was USD198.0 million, compared to USD232.7 million in the third quarter 2017. The USD34.7 million decrease in net income was mainly due to an increase in the effective tax rate, which was affected by the non-cash effect on deferred taxes of the fluctuation of the Mexican peso against the US dollar in the fourth quarter 2017 (8% depreciation).

Relative to the prior-year-period, net income in the fourth quarter 2017 increased USD53.3 million, mainly due to the above mentioned higher operating income, partially offset by a consequently higher income tax and an increase of net financial expenses.

Annual Dividend Proposal

Ternium’s board of directors proposed that an annual dividend of USD0.11 per share (USD1.10 per ADS), or approximately USD215.9 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 2, 2018. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 10, 2018, with record-date of May 7, 2018.

Outlook

Ternium expects higher operating income in the first quarter 2018 compared to the fourth quarter 2017, mainly as a result of an increase in revenue per ton in Mexico and, to a lesser extent, in Argentina. The company anticipates shipments to remain relatively stable sequentially, as higher shipments in Mexico will be offset by lower shipments in Other Markets.

The outlook for the US and Mexican steel industries fundamentals in 2018 is positive. Resilient end-user demand, a reasonable level of inventories in the value chain and adequate steel capacity utilization should favor a healthy performance during the year. However, the recent US Department of Commerce recommendation for trade action against imports of steel under section 232 is introducing an element of uncertainty into the market that will linger until a final decision on the matter is made.

In Argentina, Ternium expects economic activity to continue improving during the year as a result of the government’s planned infrastructure projects, further development of the Vaca Muerta shale oil and gas fields and a gradual production increase in the domestic automotive industry. A concurrent recovery of the Brazilian economy, which is the primary destination for Argentina’s manufacturing exports, should also help increase the company’s shipments in the Argentine market, as well as Ternium Brasil’s slab shipments in the Brazilian market.

Analysis of Full Year 2017 Results

Net income attributable to Ternium’s equity owners in 2017 was USD886.2 million, compared to a net income attributable to Ternium’s equity owners of USD595.6 million in 2016. Including non-controlling interest, net income for 2017 was USD1.0 billion, compared to net income of USD706.9 million in the 2016. Earnings per ADS in 2017 were USD4.51, compared to earnings of USD3.03 in 2016.

Net sales in 2017 were USD9.7 billion, 34% higher than net sales in 2016. The following table outlines Ternium’s consolidated net sales for 2017 and 2016:

	Net Sales (million USD)
	FY 2017	FY 2016	Dif.
Mexico	5,378.6	4,477.6	20%
Southern Region	2,313.6	1,865.9	24%
Other Markets	1,699.0	864.4	97%
Total steel products net sales	9,391.2	7,208.0	30%
Other products[1]	309.1	13.8	2140%
Steel segment net sales	9,700.3	7,221.8	34%

Mining segment net sales	271.5	204.9	32%
Intersegment eliminations	(271.4)	(202.7)
Net sales	9,700.3	7,224.0	34%

1 The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was USD7.4 billion in 2017, an increase of USD2.0 billion compared to 2016. This was principally due to a USD1.8 billion, or 47%, increase in raw material and consumables used, mainly reflecting a 19% increase in steel shipments volume and higher purchased slab, iron ore, coking coal, scrap, zinc and energy costs; and to an USD204.6 million increase in other costs, mainly including a USD113.3 million increase in labor cost, a USD33.8 million increase in depreciation of property, plant and equipment, a USD33.3 million increase in services and fees, and a USD22.8 million increase in maintenance expenses. The consolidation of Ternium Brasil in 2017 affected all of the above-mentioned components of the cost of sales, as well as the selling, general and administrative expenses

Selling, General & Administrative (SG&A) expenses in 2017 were USD824.2 million, or 8.5% of net sales, an increase of USD136.3 million compared to SG&A expenses in 2016 mainly due to higher amortization of intangible assets, labor costs, freight and transport, services and fees expenses, and taxes and contributions (other than income tax).

Other net operating expense in 2017 was a USD16.2 million, compared to USD9.9 million in 2016. Other net operating expense in 2017 included a USD15.9 million donation related to the Roberto Rocca technical school in Pesquería, Nuevo León, Mexico.

Operating income in 2017 was USD1.5 billion, or 15.0% of net sales, compared to operating income of USD1.1 billion, or 15.8% of net sales, in 2016. The following table outlines Ternium’s operating income by segment for 2017 and 2016.

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	FY 2017	FY 2016	FY 2017	FY 2016	FY 2017	FY 2016	FY 2017	FY 2016
Net Sales	9,700.3	7,221.8	271.5	204.9	(271.4)	(202.7)	9,700.3	7,224.0
Cost of sales	(7,465.8)	(5,391.0)	(212.9)	(192.0)	275.6	198.7	(7,403.0)	(5,384.4)
SG&A expenses	(811.5)	(677.0)	(12.8)	(10.9)	-	-	(824.2)	(687.9)
Other operating income (expense), net	(17.0)	(9.5)	0.8	(0.4)	-	-	(16.2)	(9.9)
Operating income	1,406.0	1,144.2	46.6	1.5	4.1	(4.0)	1,456.8	1,141.7

EBITDA	1,830.5	1,505.8	96.4	46.7	4.1	(4.0)	1,931.1	1,548.6

Steel reporting segment

The steel segment’s operating income was USD1.4 billion in 2017, an increase of USD261.8 million compared to the operating income in 2016, reflecting higher net sales, partially offset by higher operating cost.

Net sales of steel products in 2017 increased 34% compared to net sales in 2016, reflecting a 1.8-million-ton increase in shipments and a USD72 increase in steel revenue per ton. Shipments and prices increased year-over-year in Mexico and the Southern Region. In Other Markets, shipments increased and revenue per ton decreased, despite higher prices, due to the consolidation of Ternium Brasil.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	FY 2017	FY 2016	Dif.	FY 2017	FY 2016	Dif.	FY 2017	FY 2016	Dif.
Mexico	5,378.6	4,477.6	20%	6,622.8	6,405.2	3%	812	699	16%
Southern Region	2,313.6	1,865.9	24%	2,456.0	2,220.8	11%	942	840	12%
Other Markets	1,699.0	864.4	97%	2,517.7	1,138.1	121%	675	760	-11%

Total steel products	9,391.2	7,208.0	30%	11,596.6	9,764.0	19%	810	738	10%
Other products[1]	309.1	13.8	2140%

Steel segment	9,700.3	7,221.8	34%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost increased 36% due to the above-mentioned 19% increase in shipment volumes and a 15% increase in operating cost per ton. The increase in operating cost per ton was mainly due to higher purchased slab, raw material, energy and labor costs.

Mining reporting segment

The mining segment’s operating income was a gain of USD46.6 million in 2017, compared to a gain of USD1.5 million in 2016, reflecting higher iron ore sales, partially offset by higher operating cost.

Net sales of mining products in 2017 were 32% higher than those in 2016, reflecting 23% higher revenue per ton and 7% higher shipments.

	Mining segment
	FY 2017	FY 2016	Dif.
Net Sales (million USD)	271.5	204.9	32%
Shipments (thousand tons)	3,551.1	3,309.6	7%
Revenue per ton (USD/ton)	76	62	23%

Operating cost increased 11% year-over-year mainly due to the above-mentioned 7% increase in shipment volumes and a 4% increase in operating cost per ton.

EBITDA in 2017 was USD1.9 billion, or 19.9% of net sales, compared with USD1.5 billion, or 21.4% of net sales, in 2016.

Net financial results were a USD165.1 million loss in 2017, compared to a USD37.9 million loss in 2016. During 2017, Ternium’s net financial interest results totaled a loss of USD95.2 million, compared with a USD75.8 million loss in 2016. Net foreign exchange results were a loss of USD65.5 million in 2017 compared to a gain of USD20.3 million in 2016. The year-over-year difference in net foreign exchange results of USD85.8 million was mainly related to the effect of the fluctuations of the Mexican peso against the US dollar on a net short local currency position in Ternium’s Mexican subsidiaries. In 2017, the Mexican peso appreciated 5% against the US dollar, compared to a 17% depreciation in 2016. Change in fair value of financial instruments included in net financial results was a USD3.1 million gain in 2017 compared to a USD19.3 million gain in 2016.

Equity in results of non-consolidated companies was a gain of USD68.1 million in 2017, compared to a gain of USD14.6 million in 2016, mainly due to better results from Ternium’s investment in Usiminas.

Income tax expense in 2017 was USD336.9 million, or 25% of income before income tax, compared to an income tax expense of USD411.5 million, or 37% of income before income tax in 2016. Effective tax rate in 2017 included a non-cash gain on deferred taxes due to the 5% appreciation of the Mexican peso against the US dollar during the year. Effective tax rate in 2016 included a non-cash charge on deferred taxes due to the 17% depreciation of the Mexican peso against the US dollar during that year.

Net gain attributable to non-controlling interest in 2017 was USD136.7 million, compared to a net gain of USD111.3 million in 2016.

Analysis of Fourth Quarter 2017 Results

Net gain attributable to Ternium’s equity owners in the fourth quarter 2017 was USD180.2 million, compared to net gain attributable to Ternium’s equity owners of USD118.4 million in the fourth quarter 2016. Including non-controlling interest, net gain for the fourth quarter 2017 was USD198.0 million, compared to net gain of USD144.8 million in the fourth quarter 2016. Earnings per ADS in the fourth quarter 2017 were USD0.92, compared to earnings per ADS of USD0.60 in the fourth quarter 2016.

Net sales in the fourth quarter 2017 were USD2.8 billion, or 50% higher than net sales in the fourth quarter 2016. The following table outlines Ternium’s consolidated net sales for the fourth quarter 2017 and the fourth quarter 2016:

	Net Sales (million USD)
	4Q 2017	4Q 2016	Dif.
Mexico	1,306.0	1,128.4	16%
Southern Region	619.9	498.3	24%
Other Markets	708.8	218.4	225%
Total steel products net sales	2,634.8	1,845.1	43%
Other products[1]	132.7	3.8	3348%
Steel segment net sales	2,767.5	1,849.0	50%

Mining segment net sales	69.0	54.6	26%
Intersegment eliminations	(69.0)	(54.0)
Net sales	2,767.5	1,849.6	50%

1 The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was USD2.2 billion in the fourth quarter 2017, an increase of USD754.4 million compared to the fourth quarter 2016. This was principally due to a USD631.3 million, or 62%, increase in raw material and consumables used, mainly reflecting a 43% increase in steel shipment volumes and higher purchased slabs, iron ore, coking coal, zinc, scrap and energy costs; and to a USD123.0 million increase in other costs, mainly including a USD48.2 million increase in labor costs, a USD36.1 million increase in maintenance expenses, a USD19.5 million increase in services and fees and a USD18.7 million increase in depreciation of property, plant and equipment. The consolidation of Ternium Brasil in the fourth quarter 2017 affected all of the above-mentioned components of the cost of sales, as well as the selling, general and administrative expenses.

Selling, General & Administrative (SG&A) expenses in the fourth quarter 2017 were USD251.7 million, or 9.1% of net sales, an increase of USD76.2 million compared to SG&A expenses in the fourth quarter 2016, mainly due to higher amortization of intangible assets, taxes and contributions (other than income tax), labor costs,  freight and transport, and services and fees expenses.

Operating income in the fourth quarter 2017 was USD350.0 million, or 12.6% of net sales, compared to operating income of USD246.7 million, or 13.3% of net sales in the fourth quarter 2016. The following table outlines Ternium’s operating income by segment for the fourth quarter 2017 and fourth quarter 2016:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	4Q 2017	4Q 2016	4Q 2017	4Q 2016	4Q 2017	4Q 2016	4Q 2017	4Q 2016
Net Sales	2,767.5	1,849.0	69.0	54.6	(69.0)	(54.0)	2,767.5	1,849.6
Cost of sales	(2,183.8)	(1,418.7)	(55.9)	(51.5)	68.8	53.6	(2,170.9)	(1,416.6)
SG&A expenses	(248.0)	(172.9)	(3.7)	(2.6)	-	-	(251.7)	(175.5)
Other operating (expense) income, net	5.1	(11.3)	(0.0)	0.5	-	-	5.1	(10.8)
Operating income	340.7	246.1	9.4	0.9	(0.2)	(0.4)	350.0	246.7

EBITDA	479.7	337.8	22.8	13.2	(0.2)	(0.4)	502.3	350.6

Steel reporting segment

The steel segment’s operating income was USD340.7 million in the fourth quarter 2017, an increase of USD94.6 million compared to the fourth quarter 2016, reflecting higher net sales and a USD42.7 million non-recurring gain related to a retroactive price adjustment on Ternium México’s electricity sales between December 2016 and October 2017, partially offset by higher operating costs.

Net sales of steel products in the fourth quarter 2017 increased 43% compared to the fourth quarter 2016, reflecting a 1.0-million-ton increase in shipments and stable revenue per ton. Total shipments in the fourth quarter 2017 increased year-over-year mainly due to higher volumes in all of Ternium’s steel markets, especially in Other Markets due to the consolidation of Ternium Brasil.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	4Q 2017	4Q 2016	Dif.	4Q 2017	4Q 2016	Dif.	4Q 2017	4Q 2016	Dif.
Mexico	1,306.0	1,128.4	16%	1,614.4	1,524.8	6%	809	740	9%
Southern Region	619.9	498.3	24%	645.2	577.5	12%	961	863	11%
Other Markets	708.8	218.4	225%	1,151.2	275.6	318%	616	792	-22%

Total steel products	2,634.8	1,845.1	43%	3,410.8	2,378.0	43%	772	776	0%
Other products[1]	132.7	3.8	3348%

Steel segment	2767.5	1,849.0	50%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost increased 53% in the fourth quarter 2017, due to a 43% increase in shipments and a 7% increase in cost per ton. The increase in cost per ton year-over-year was mainly the result of higher purchased slab, raw material and energy costs, partially offset by the consolidation of Ternium Brasil slab sales.

Mining reporting segment

The mining segment’s operating income was a gain of USD9.4 million in the fourth quarter 2017, compared to a gain of USD0.9 million in the fourth quarter 2016, mainly reflecting higher iron ore sales partially offset by higher operating cost.

Mining products net sales in the fourth quarter 2017 increased USD14.5 million, mainly as a result of higher revenue per ton and slightly higher shipments. Shipments were 875,000 tons, 2% higher than in the fourth quarter 2016. Revenue per ton was USD79, USD15 higher than in the fourth quarter 2016.

	Mining segment
	4Q 2017	4Q 2016	Dif.
Net Sales (million USD)	69.0	54.6	26%
Shipments (thousand tons)	874.8	855.5	2%
Revenue per ton (USD/ton)	79	64	24%

Operating cost increased 10% year-over-year, mainly due to a 8% increase in operating cost per ton and the above-mentioned 2% increase in shipment volumes.

EBITDA in the fourth quarter 2017 was USD502.3 million, or 18.2% of net sales, compared to USD350.6 million, or 19.0% of net sales, in the fourth quarter 2016.

Net financial results were a USD29.3 million loss in the fourth quarter 2017, compared to a USD3.7 million loss in the fourth quarter 2016. During the fourth quarter 2017, Ternium’s net financial interest results totaled a loss of USD34.8 million, compared to a loss of USD21.1 million in the fourth quarter 2016. Net foreign exchange results were a gain of USD19.5 million in the fourth quarter 2017 compared to a gain of USD16.4 million in the fourth quarter 2016. Change in fair value of financial instruments included in net financial results was a USD9.2 million loss in the fourth quarter 2017 compared to a USD1.3 million gain in the fourth quarter 2016.

Equity in results of non-consolidated companies was a gain of USD16.0 million in the fourth quarter 2017, compared to a gain of USD6.5 million in the fourth quarter 2016, mainly due to better results from Ternium’s investment in Techgen.

Income tax expense in the fourth quarter 2017 was USD138.7 million, or 41% of income before income tax expense, compared to an income tax expense of USD104.8 million in the fourth quarter 2016, or 42% of income before income tax expense. Effective tax rates in these periods included a non-cash charge on deferred taxes due to the 8% and 6% devaluation of the Mexican peso against the U.S. dollar during the fourth quarter 2017 and fourth quarter 2016, respectively, which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Net gain attributable to non-controlling interest in the fourth quarter 2017 was USD17.8 million, compared to net gain of USD26.3 million in the same period in 2016.

Cash Flow and Liquidity

Net cash provided by operating activities in 2017 was USD383.9 million. Working capital increased by USD865.0 million in 2017 as a result of a USD540.2 million increase in inventories and an aggregate USD411.4 million increase in trade and other receivables, partially offset by an aggregate USD86.6 million increase in accounts payable and other liabilities. The inventory value increase in 2017 was mainly due to USD258.1 million higher costs of slabs, goods in process and finished goods principally as a result of the pass-through of higher purchased slab, scrap, coal and iron ore prices; USD129.1 million higher steel volume, mainly reflecting increased operating rates in all of Ternium’s facilities; and USD152.9 million higher price and volume of raw materials and supplies. The increase in 2017 in trade and other receivables reflected mostly higher prices and shipments in Ternium’s main steel markets. In addition, during 2017, Ternium made income tax payments in excess of income tax accruals of an aggregate USD273.4 million.

Capital expenditures in 2017 were USD409.4 million, USD26.1 million lower than in 2016. The main investments carried out during the period included those made for the improvement of environmental and safety conditions at certain facilities, the upgrade and expansion of two hot strip mills, the expansion of connectivity and equipment automation, and in Peña Colorada’s iron ore operations.

In 2017, Ternium had negative free cash flow of USD25.5 million7. The acquisition of CSA and related transactions in the third quarter 2017 resulted in a net cash use of USD1.6 billion. Net proceeds from borrowings in 2017 were USD2.0 billion. Net dividends paid to shareholders were USD196.3 million and net dividends paid by subsidiaries to non-controlling interest were USD30.6 million. As of December 31, 2017, Ternium’s net debt position was USD2.7 billion8.

Net cash provided by operating activities in the fourth quarter 2017 was USD32.1 million. Working capital increased by USD309.7 million in the fourth quarter 2017 as a result of a USD216.2 million increase in inventories, an aggregate USD76.1 million net decrease in accounts payable and other liabilities, and an aggregate USD17.4 million net increase in trade and other receivables. The inventory value increase in the fourth quarter 2017 was mainly due to USD98.0 million higher steel volume, reflecting mainly a restocking of our operations in Mexico; USD48.7 million higher steel costs, mainly slabs, as a result of the pass-through of higher purchased-slab prices; and USD69.6 million higher price and volume of raw materials and supplies. The decrease in accounts payable and other liabilities included USD63.6 million decrease in Ternium México, mainly reflecting lower purchases of third-party slabs. Capital expenditures in the fourth quarter 2017 were USD126.5 million. Consequently, Ternium had negative free cash flow of USD94.4 million9 in the period.

Conference Call and Webcast

Ternium will host a conference call on February 21, 2018, at 8:30 a.m. ET in which management will discuss fourth quarter and full year 2017 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

7  Free cash flow in 2017 equals net cash provided by operating activities of USD383.9 million less capital expenditures of USD409.4 million.

8  Net debt position at December 31, 2017 equals borrowings of USD3.2 billion less cash and equivalents plus other investments of USD0.5 billion.

9  Free cash flow in the fourth quarter 2017 equals net cash provided by operating activities of USD32.1 million less capital expenditures of USD126.5 million.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, construction, capital goods, container, food and energy industries through its manufacturing and service center network and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

USD million	4Q 2017	4Q 2016	FY 2017	FY 2016

Net sales	2,767.5	1,849.6	9,700.3	7,224.0
Cost of sales	(2,170.9)	(1,416.6)	(7,403.0)	(5,384.4)
Gross profit	596.6	433.0	2,297.3	1,839.6
Selling, general and administrative expenses	(251.7)	(175.5)	(824.2)	(687.9)
Other operating income (expenses), net	5.1	(10.8)	(16.2)	(9.9)
Operating income	350.0	246.7	1,456.8	1,141.7

Finance expense	(39.9)	(24.7)	(114.6)	(90.0)
Finance income	5.1	3.7	19.4	14.1
Other financial income (expenses), net	5.5	17.4	(69.9)	38.0
Equity in earnings of non-consolidated companies	16.0	6.5	68.1	14.6
Profit before income tax expense	336.7	249.6	1,359.8	1,118.5
Income tax expense	(138.7)	(104.8)	(336.9)	(411.5)
Profit for the period	198.0	144.8	1,022.9	706.9

Attributable to:
Owners of the parent	180.2	118.4	886.2	595.6
Non-controlling interest	17.8	26.3	136.7	111.3
Profit for the period	198.0	144.8	1,022.9	706.9

Consolidated Statement of Financial Position

USD million	December 31, 2017	December 31, 2016
Property, plant and equipment, net	5,349.8	4,136.0
Intangible assets, net	1,092.6	842.6
Investments in non-consolidated companies	478.3	418.4
Deferred tax assets	121.1	85.8
Receivables, net	677.3	132.6
Trade receivables, net	4.8	1.3
Other investments	3.4	6.0
Total non-current assets	7,727.3	5,622.6

Receivables, net	362.2	79.8
Derivative financial instruments	2.3	0.3
Inventories, net	2,550.9	1,647.9
Trade receivables, net	1,006.6	633.7
Other investments	132.7	144.9
Cash and cash equivalents	337.8	183.5
Total current assets	4,392.5	2,690.1

Non-current assets classified as held for sale	2.8	10.2

Total assets	12,122.6	8,322.9

Capital and reserves attributable to the owners of the parent	5,010.4	4,391.3
Non-controlling interest	842.3	775.3

Total Equity	5,852.8	5,166.6

Provisions	768.5	7.0
Deferred tax liabilities	513.4	609.0
Other liabilities	373.0	302.8
Trade payables	2.3	9.3
Financial Lease liabilities	69.0	-
Borrowings	1,716.3	396.7
Total non-current liabilities	3,442.5	1,324.8

Current income tax liabilities	52.9	178.1
Other liabilities	357.0	228.1
Trade payables	897.7	603.1
Derivative financial instruments	6.0	0.3
Financial Lease liabilities	8.0	-
Borrowings	1,505.6	821.9
Total current liabilities	2,827.3	1,831.5

Total liabilities	6,269.8	3,156.3

Total equity and liabilities	12,122.6	8,322.9

Consolidated Statement of Cash Flows

USD million	4Q 2017	4Q 2016	FY 2017	FY 2016

Profit for the period	198.0	144.8	1,022.9	706.9

Adjustments for:
Depreciation and amortization	152.4	103.9	474.3	406.9
Equity in earnings of non-consolidated companies	(16.0)	(6.5)	(68.1)	(14.6)
Changes in provisions	0.9	0.8	2.8	1.7
Net foreign exchange results and others	(48.6)	(23.7)	70.9	(33.9)
Interest accruals less payments	11.6	4.1	19.5	12.7
Income tax accruals less payments	43.6	54.1	(273.4)	182.3
Changes in working capital	(309.7)	0.6	(865.0)	(162.4)

Net cash provided by operating activities	32.1	278.1	383.9	1,099.6

Capital expenditures	(126.5)	(100.4)	(409.4)	(435.5)
Proceeds from the sale of property, plant & equipment	0.4	0.4	1.1	1.2
Investment in consolidated companies
Purchase consideration	-	-	(1,891.0)	-
Cash acquired	-	-	278.2	-
Investment in non-consolidated companies	-	-	-	(114.4)
Dividends received from non-consolidated companies	-	0.1	0.1	0.2
Loans to non-consolidated companies	-	(15.3)	(23.9)	(92.5)
Decrease in Other Investments	24.5	45.9	15.0	86.3

Net cash used in investing activities	(101.7)	(69.3)	(2,030.0)	(554.7)

Dividends paid in cash to company's shareholders	-	-	(196.3)	(176.7)
Dividends paid in cash to non-controlling interest	-	-	(30.6)	(50.8)
Financial Lease Payments	(3.1)	-	(4.2)	-
Proceeds from borrowings	426.9	117.1	3,239.1	910.6
Repayments of borrowings	(399.6)	(290.8)	(1,205.8)	(1,191.8)

Net cash provided by (used in) financing activities	24.3	(173.8)	1,802.3	(508.7)

(Decrease) increase in cash and cash equivalents	(45.3)	35.0	156.2	36.2

15

Shipments
Thousand tons	4Q 2017	4Q 2016	3Q 2017	FY 2017	FY 2016

Mexico	1,614.4	1,524.8	1,625.0	6,622.8	6,405.2
Southern Region	645.2	577.5	666.3	2,456.0	2,220.8
Other Markets	1,151.2	275.6	778.8	2,517.7	1,138.1
Total steel segment	3,410.8	2,378.0	3,070.2	11,596.6	9,764.0

Total mining segment	874.8	855.5	938.3	3,551.1	3,309.6

,262.6
Revenue / ton
USD/ton	4Q 2017	4Q 2016	3Q 2017	FY 2017	FY 2016

Mexico	809	740	830	812	699
Southern Region	961	863	929	942	840
Other Markets	616	792	636	675	760
Total steel segment	772	776	802	810	738

Total mining segment	79	64	90	76	62

Net Sales
USD million	4Q 2017	4Q 2016	3Q 2017	FY 2017	FY 2016

Mexico	1,306.0	1,128.4	1,348.6	5,378.6	4,477.6
Southern Region	619.9	498.3	618.8	2,313.6	1,865.9
Other Markets	708.8	218.4	495.4	1,699.0	864.4
Total steel products	2,634.8	1,845.1	2,462.8	9,391.2	7,208.0
Other products[1]	132.7	3.8	72.2	309.1	13.8
Total steel segment	2,767.5	1,849.0	2,535.0	9,700.3	7,221.8

Total mining segment	69.0	54.6	84.3	271.5	204.9

Total steel and mining segments	2,836.5	1,903.6	2,619.3	9,971.7	7,426.6

Intersegment eliminations	(69.0)	(54.0)	(84.3)	(271.4)	(202.7)

Total net sales	2,767.5	1,849.6	2,535.0	9,700.3	7,224.0

1 The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.